FAX (713) 651-0849
1100 LOUSIANA SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191
January 25, 2008
El Paso Production Company
El Paso Tower
1001 Louisiana Houston,
TX 77002
Gentlemen:
     At your request, we have conducted a reserves audit of the estimates of the remaining proved reserves attributable to the equity interest of El Paso Production Company (El Paso) in Four Star Oil & Gas, as of December 31, 2007, as prepared by its engineering and geological staff and based on Securities and Exchange Commission (SEC) guidelines. The properties that we audited are comprised of 1,273 reserve determinations and are located in the states of Alabama, Colorado, New Mexico, Oklahoma and Texas. In our opinion, the overall proved reserves for the audited properties as estimated by El Paso are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.
     The net reserves attributable to the properties that we audited account for 75 percent of the total net remaining liquid hydrocarbon reserves and 75 percent of the total net remaining gas reserves. The properties that we audited represent 73 percent of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by El Paso as of December 31, 2007. El Paso owns a 48.77 percent equity interest in Four Star Oil & Gas.
     The estimated reserves presented in this report are related to hydrocarbon prices. El Paso has informed us that in the preparation of their reserve and income projections, as of December 31, 2007, they used December 2007 hydrocarbon prices as required by SEC guidelines; however, actual future prices may vary significantly from December 2007. Therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The net remaining reserves as estimated by EI Paso attributable to El Paso’s interest in properties that we audited and the reserves of properties that we did not audit are summarized as follows:
SEC CASE
Estimated Net Remaining Reserves
Attributable to the Equity Interest of
El Paso Production Company in Four Star Oil & Gas
As of December 31, 2007

	Proved
	Developed
	Producing	Non-Producing	Undeveloped	Total Proved
Net Reserves of Properties
Audited by Ryder Scott
Oil/Condensate — Barrels	2,220,983	—	54,164	2,275,147
Plant Products — Barrels	3,637,158	22,760	1,058,064	4,717,982

Gas — MMCF	123,179	908	25,502	149,589
Total Gas Equivalents — MMCFE*	158,328	1,045	32,175	191,548

El Paso Production Company
January 25, 2008

	Proved
	Developed
	Producing	Non-Producing	Undeveloped	Total Proved
Net Reserves of Properties
Not Audited by Ryder Scott
Oil/Condensate — Barrels
Plant Products — Barrels	582,577	—	40	582,617
Gas-MMCF	1,678,399	6,216	8,522	1,693,137

Total Gas Equivalents — MMCFE*	43,935	2,164	4,421	50,520

Total Net Reserves	57,501	2,201	4,472	64,174
Oil/Condensate — Barrels	2,803,560	—	54,204	2,857,764
Plant Products — Barrels	5,315,557	28,976	1,066,586	6,411,119
Gas-MMCF	167,114	3,072	29,923	200,109

Total Gas Equivalents — MMCFE*	215,828	3,246	36,648	255,722

*	1 bbl liquid = 6 MCF gas equivalents
     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.
Reserves Included in This Report
     In our opinion, the proved reserves presented in this report comply with SEC definitions and guidelines, as outlined below. SEC Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.
(iii) Estimates of proved reserves do not include the following:
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

El Paso Production Company
January 25, 2008

(A) oil that may become available from known reservoirs but is classified separately as
“indicated additional reserves”;
(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.
     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)
     In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion? .... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)
     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

El Paso Production Company
January 25, 2008

follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership, (extracted from SAB-35)
     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions, (extracted from SAB-85)
     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.
     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.
Audit Procedure and Opinion
     As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserve quantities.”
     In performing our audit, we have relied upon data furnished by El Paso with respect to property interests owned, production and well tests from examined wells, historical costs of operation and development, product prices, geological structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our audit included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.
     In our opinion, El Paso’s estimates of future reserves for the audited properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties. In general, we were in reasonable agreement with El Paso’s estimates of remaining proved reserves for the properties which we audited; however, in certain cases there was more than an acceptable variance in El Paso’s estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to El Paso when its reserve estimates were prepared. In these cases, El Paso revised its estimates to conform to our estimates. As a consequence, it is our opinion that the data presented herein for the properties that we audited fairly reflect the estimated net reserves owned by El Paso.
     Certain technical personnel of El Paso are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner. We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Production Company
January 25, 2008

Other Properties
     Other properties, as used herein, are those properties of El Paso which we did not audit. The reserves attributable to the other properties account for 25 percent of the total net remaining oil/condensate reserves and 25 percent of the total net remaining gas reserves. The same technical personnel of El Paso prepared the reserve estimates for the properties that we audited and for the other properties.
Reserves Estimates
     The reserves for the properties that we audited were estimated by performance methods or the volumetric method. The reserves estimates by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserves estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.
     The reserves presented herein, as estimated by El Paso and audited by us, are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.
General
     In general, the reserve estimates for the properties that we audited are based on data available through December, 2007. Gas imbalances, if any, were not taken into account in the gas reserve estimates audited.
     Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were audited.
     This report was prepared for the exclusive use of El Paso Production Company. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P.
/s/ Jeffrey D. Wilson
Jeffrey D. Wilson, P.E.
Senior Vice President

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS